Exhibit 99.1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES EXPLORATION UPDATE;

ZONES EXTENDED AT SEVERAL DEPOSITS;

NEW DISCOVERY NEAR MELIADINE’S WESMEG DEPOSIT

TORONTO (June 26, 2012) - Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM) (“Agnico-Eagle” or the “Company”) is pleased to provide interim results from its 2012 exploration program.  The 2012 program is primarily focused on drilling at Kittila (Finland), Meliadine (Canada) and Mascota/Bravo (Mexico), conversion of resources at La India (Mexico) and further exploration of the early-stage deposit at Tarachi (Mexico).

From January through May 2012, Agnico-Eagle spent approximately $43 million on exploration.

Highlights of the 2012 exploration program to date include:

•                  At Meliadine:

•                  Discovery of the new “Normeg” zone on the west end of the Wesmeg deposit

•                  Confirmation that the Pump deposit has two distinct branches

•                  Tiriganiaq bulk sample returned 13.5 grams per tonne (“g/t”) gold from 4,573 tonnes, confirming the grade estimate of reserves in the two largest zones, and increasing confidence in the model precision and accuracy of future reserves and resources estimates

•                  At Kittila:

•                  High-grade drill intercepts at Rimpi confirm the continuity of the zone at depth and to the north, yielding 6.6 g/t gold over 10.0 metres true width at 800 metres depth, and 10.7 g/t gold over 3.8 metres at 1,040 metres depth

•                  At La India:

•                  Infill drilling is confirming the expected grades and widths and increasing the confidence in the resource model developed by the previous owner

•                  At Pinos Altos:

•                  New Veta Flor zone discovered west of Creston Mascota pit includes 3.3 g/t gold and 41.7 g/t silver over 6.2 metres core length at 263 metres depth

•                  Better than expected grades near eastern side of Creston Mascota pit and possible expansion to south toward Bravo zone

“These exploration results reinforce our opinion that we own several world-class gold deposits that we expect will continue to grow” said Sean Boyd, President and CEO.  “We look forward to the completion of several feasibility and expansion studies in the medium term that will reinforce that Agnico-Eagle remains a lower-risk gold growth company” added Mr. Boyd.

Meliadine — Current Orebody Continues to Grow and New Zones Discovered

The 2012 exploration budget for the Meliadine project in Nunavut is $20.7 million for drilling on the known deposits, as well as a further $9.6 million for regional exploration.  However, due to the exploration success to date in 2012 the Company expects that additional exploration funding will be provided to extend the Meliadine drilling program an extra two months into September 2012.  This drilling will target the parts of the deposit that have the best potential in terms of grade and / or thickness.  The company-wide exploration expenditures in 2012 are now anticipated to total approximately $115 million for the full year.

From January through May 2012, the drilling has focused on resource expansion, resource to reserve conversion, and investigating new areas of interest near Tiriganiaq, Wesmeg, Pump, the F Zone and Normeg.  These zones, and the location of selected drill collars, are shown on the geology map below.

[Meliadine local geology map]

High-grade Intercepts at Tiriganiaq and Underground Bulk Sample Results

In the Tiriganiaq zone, drilling continues to focus on converting resources into reserves.  The table below sets out the most significant drill results from the Tiriganiaq zone through May 2012.  The hole collars are located on the Meliadine geology map, and the pierce points are shown on the Tiriganiaq longitudinal section.

Significant Tiriganiaq zone drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M11-1304	1000 & 1025	345.8	359.0	305	10.9	13.5	13.5
including	1000	348.5	353.0	304	3.8	36.1	36.1
M11-1314	1100	324.7	329.0	266	4.3	21.7	14.4
M11-1364	1000, 1015 & 1025	427.0	438.0	402	9.6	7.7	7.7
including	1000 & 1015	431.0	437.0	403	5.1	10.9	10.9
M11-1370	1087, 1100 & 1155	195.0	210.0	174	12.1	14.6	10.4
including	1155 & 1100	195.0	201.0	170	5.0	29.1	18.6
M12-1504	1025	57.0	63.0	49	5.4	9.3	9.3
including	1025	57.0	60.0	47	2.8	15.9	15.9

*Holes at Tiriganiaq deposit use a capping factor ranging from 15 to 120 g/t gold depending on the zone.

[Tiriganiaq Longitudinal Section]

The drilling on Tiriganiaq has returned a number of intersections that confirmed or exceeded the current reserve grade (7.2 g/t of gold) over significant thicknesses, such as hole M11-1304 which yielded 13.5 g/t over 10.9 metres estimated true width at 305 metres depth.  Other drilling has confirmed the east and west extensions to the mineralized zones, such as hole M11-1370 which yielded 10.4 g/t of gold over 12.1 metres at 174 metres depth on the east side of the resource envelope, and M12-1504 which yielded 15.9 g/t of gold over 2.8 metres at 47 metres depth on the west end.

Bulk Sample Confirms Assumptions

The Company processed approximately 4,600 tonnes of ore from an underground bulk sample from the Tiriganiaq orebody during 2011. The ore was extracted from lateral development in the Tiriganiaq deposit on two levels.  The areas were sampled beforehand by diamond drilling on 15-metre spacings.  Each development round was also sampled individually through the on-site sampling tower and the samples were shipped to an independent laboratory for assaying.  The results of the program were compared with the December 31, 2011 reserve and resource estimate.

The program confirmed, within expected precision, the resource estimation model that has been developed for the two principal zones (Zones 1000 and 1100) at Tiriganiaq.  In fact, the sampling results indicate approximately 6% more gold than was predicted by the block model for these areas.  The following table sets out the undiluted results of the 2011 bulk sample.

Results of the Tiriganiaq 2011 bulk sample vs. the block model estimates

	Block Model				Bulk Sample
Zone & Level	Drill holes	Tonnes	Gold grade (g/t)	Gold (oz)	Tonnes	Gold grade (g/t)	Gold (oz)

1000 Zone	20	2,391	9.4	720	2,158	10.0	691
1100 Zone	13	2,555	14.0	1,149	2,415	16.7	1,298
Total	33	4,946	11.8	1,869	4,573	13.5	1,989

The 2011 bulk sample program also confirmed the previous assessment of the Company’s block model in terms of grade continuity, consistency and distribution, and the evaluation of related mining properties through geological mapping, underground chip-, channel- and muck-sampling, and geotechnical observations.

Wesmeg Zone Extended

Drilling in 2012 has continued to outline good grades and thicknesses at very shallow depths in the central portion of the Wesmeg deposit, such as hole M12-1405 which returned 7.7 g/t gold over 4.2 metres estimated true width at seven metres depth, M12-1412 which returned 6.2 g/t gold over 8.0 metres at 88 metres depth, and M12-1474 which returned 4.8 g/t gold over 8.9 metres at 26 metres depth.  The successful drilling program is expected to result in a significant increase in indicated resources in the Wesmeg deposit for the year end calculation.

Significant recent Wesmeg drill results

Drill Hole	Zone	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M12-1405	490	conversion	9.7	14.0	7	4.2	9.7	7.7
and	430		185.0	189.8	129	4.6	5.4	5.4
M12-1412	460	conversion	113.5	122.0	88	8.0	6.2	6.2
including			119.0	122.0	90	2.9	10.8	10.8
M12-1474	710	conversion	30.4	40.0	26	8.9	4.8	4.8
including			33.0	39.0	26	5.5	6.3	6.3

* Holes at Wesmeg deposit use a capping factor of 30.0 g/t gold.

[Wesmeg Composite Longitudinal Section]

AEM

Meliadine Project – Wesmeg & Normeg

Composite Longitudinal Section

M12-1518
5.8 g/t Au / 13.5 m
Incl. 8.5 g/t Au / 8.4 m
M12-1514
10.0 g/t Au / 6.2 m
Incl. 14.2 g/t Au / 4.0 m
M12-1489
8.4 g/t Au / 12.9 m
Incl. 10.4 g/t Au / 9.9 m
M12-1412
6.2 g/t Au / 8.0 m
Incl. 10.8 g/t Au / 2.9 m
M12-1405
7.7 g/t Au / 4.2 m
M12-1474
4.8 g/t Au / 8.9 m
Incl. 6.3 g/t Au / 5.5 m
Normeg
Wesmeg
West
East
1.5 km
2011 Mineral Resource
2012 Conversion program
2012 Exploration target areas
Significant current drillhole pierce points
Previously released drillhole pierce points
0
500
metres
M11-1314
5.1 g/t Au / 6.8 m
M12-1405
5.4 g/t Au / 4.6 m

New Zone Discovered at Normeg

The Normeg zone was discovered in 2011 on the western end of the Wesmeg zone’s North Trend by drill hole M11-1314 which returned 5.1 g/t gold over 6.8 m at 380 metres depth (disclosed in the Company’s February 15, 2012 news release).

Recent drill results from approximately 500 metres west of the discovery drill hole, include M12-1489 which returned 8.4 g/t gold over 12.9 m including 10.4 g/t over 9.9 m at 124 m depth, M12-1514 which returned 10.0 g/t gold over 6.2 m including 14.2 g/t over 4.0 m at 84 m depth, and M12-1518 which returned 5.8 g/t gold over 13.5 m including 8.5 g/t over 8.4 m at 78 m depth. These results suggest that Normeg likely has a strike length of approximately 500 metres to 700 metres and that it extends from surface to at least 380 metres depth.

This zone is an important target in the 2012 program, as it may improve the open pit and underground components of the Meliadine deposit with multiple parallel mineralized horizons.  The objectives for the rest of the year will be to define and estimate the initial resources for the Normeg zone.

Drill Hole	Zone	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
**M11-1314	Normeg	exploration	480.0	487.0	380	6.8	5.1	5.1
M12-1489	Normeg	exploration	144.0	158.0	122	12.9	23.1	8.4
including			146.4	157.0	124	9.9	29.7	10.4
M12-1514	Normeg	exploration	104.0	110.5	83	6.2	43.6	10.0
including			106.3	110.5	84	4.0	66.3	14.2
M12-1518	Normeg	exploration	94.5	110.1	81	13.5	5.8	5.8
including			94.5	104.0	78	8.4	8.6	8.5

* Holes at Normeg deposit use a capping factor of 30.0 g/t gold.

** This intersection of hole M11-1314 was previously reported in the Company’s exploration news release dated February 15, 2012.

Pump Zone Extended, Has Two Distinct Branches

Exploration drilling in 2012 has led to a better understanding of the Pump deposit and the previously known zones have been extended.  It is now confirmed that these zones are composed of stacked structures that are separated into two distinct deposits named Pump West and the Pump North.  The Pump North deposit is very prospective and will be a focus with the expectation of adding resources in the near future.  Drill results show that the Pump deposits have strong grades and widths near surface and are open along strike and at depth.  This suggests that these deposits may be amenable to extraction by open pit techniques.

Significant recent Pump zone drill results

Drill Hole	Branch	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M12-1392	Pump West	20.0	28.0	18	6.8	6.4	6.4
including		24.0	28.0	19	3.4	11.0	11.0
M12-1410	Pump North	149.8	157.0	108	7.2	6.5	6.5
including		149.8	154.1	107	4.3	9.1	9.1
and		161.8	172.1	117	9.9	7.0	7.0
including		164.7	171.4	119	6.4	9.2	9.2
M12-1437	Pump North	87.0	105.0	68	17.1	3.5	3.5
including		90.0	95.0	66	4.8	7.1	7.1
M12-1449	Pump North	211.0	217.1	161	6.1	6.5	6.5
including		213.0	217.1	162	4.1	9.0	9.0
M12-1458	Pump North	214.0	222.5	198	7.6	8.7	8.0
including		216.5	220.5	198	3.3	15.0	13.4
M12-1593	Pump North	179.0	185.6	135	6.4	7.8	7.8

* Holes at Pump deposit use a capping factor of 35.0 g/t gold.

[Pump Longitudinal Section]

At Pump West, hole M12-1392 yielded 6.4 g/t gold over 6.8 metres estimated true width including 11.0 g/t gold over 3.4 metres at 19 metres depth.  In Pump North, hole M12-1410 yielded 9.2 g/t gold over 6.4 metres at 119 metres depth, while M12-1458 yielded 8.0 g/t gold over 7.6 metres including 13.4 g/t gold over 3.3 metres at 198 metres depth.  On the western side of Pump North, hole M12-1593 yielded 7.8 g/t gold over 6.4 metres at 135 metres depth.  Additional investigation will be done between Pump West and Pump North to see if they are connected.

The Pump zone’s current inferred resources of approximately 775,000 tonnes at 5.3 g/t gold are expected to grow in the next Meliadine resources estimate for year end 2012 (currently anticipated to be released in February 2013).

Kittila’s Rimpi and Roura Zones Expand Northward and at Depth

Three main deposits currently comprise the majority of the Kittila orebody, located in Finnish Lapland.  The Suuri, Roura and Rimpi deposits have a strike length of almost four kilometres with reserves and resources to a depth of more than 1,000 metres.

Exploration to date in 2012 has confirmed grades and thicknesses at Suuri and expanded the known mineralization at the Rimpi and Roura deposits, both at depth and to the north, highlighting further exploration potential.

Construction of a ramp is underway which will facilitate the drilling of the Suuri and Roura deposits at depth (below 1,000 metres) and is expected to reach the Rimpi zone within the next two years.  To the end of May 2012, the ramp had advanced 150 metres towards the Roura zone at 600 metres below surface.  Approximately 600 metres of development is planned on this ramp in 2012.  Drilling from the ramp is expected to begin in the second quarter of 2013 targeting infill drilling and the largely untested areas at depth below both Suuri and Roura.

Recent conversion drilling in the Suuri and Roura deposits has confirmed similar grades and thicknesses between 300 and 600 metres below surface as compared to prior drilling.  For example, hole SCON-11-507 returned 7.2 g/t gold over 12.4 metres at 605 metres depth in the Suuri deposit.  In Roura, hole ROU-11-004 intersected 12.2 g/t gold over 5.1 metres at 970 metres depth.

The table below sets out selected recent drill results from the mine site exploration.  The pierce points of the intercepts are shown on the Kittila longitudinal section.

Significant recent Rimpi, Roura and Suuri zone exploration drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)*
SCON-11-501	Suuri	209	215	560	6.0	6.90
SCON-11-506		167	176	510	8.7	5.70
SCON-11-507	Suuri	163	174	600	10.8	3.73
and		193	206	605	12.4	7.22
SCON-11-510	Suuri	83	96	328	13.0	5.23
SCON-11-511	Suuri	56	60	347	3.9	6.61
SCON-11-518	Suuri	110	114	422	4.0	5.59
ROU-11-004	Roura North	1,094	1,103	969	5.1	12.15
RIE-11-010B	Rimpi Central	980	992	794	10.0	6.59
and		1,026	1,035	818	7.6	3.05
RIE-11-012	Rimpi Central	1,076	1,088	863	10.7	4.81
RIE-11-019	Rimpi North	1,163	1,169	1,022	3.8	7.58
and		1,184	1,194	1,040	6.4	7.19
including		1,188	1,194	1,041	3.8	10.74

*All grades are uncut at Kittila

[Kittila longitudinal section]

Kittila Mine

Composite Longitudinal Section

South
North
SCON11518
5.6 g/t Au / 4.0 m
SCON11510
5.2 g/t Au / 13.0 m
SCON11511
6.6 g/t Au / 3.9 m
ROU11004
12.2 g/t Au / 5.1 m
RIE11012
4.8 g/t Au / 10.7 m
Ketola
Etela
Suuri
Roura
Rimpi
0 m
-250 m
-500 m
-750 m
-1000 m
-1250 m
-1500 m
SCON11506
5.7 g/t Au / 8.6 m
SCON11501
6.9 g/t Au / 6.0 m
SCON11507
3.7 g/t Au / 10.8 m
7.2 g/t Au / 12.4 m
OPEN
Suuri Trend
Rimpi Trend
Roura Trend
Mineral Reserve
Mineral Resource
Open pit outline
Underground mine workings
Planned exploration ramp
Significant current drillhole pierce points
Previously released drillhole pierce points
2012 Exploration target area
0
1000
metres
Finnish Coordinate System KKJ Zone 3
RIE11010B
6.6 g/t Au / 10.0 m
3.0 g/t Au / 7.6 m
RIE11019
7.6 g/t Au/ 3.8 m
7.2 g/t Au/ 6.4 m
Incl. 10.7 g/t Au / 3.8 m

Rimpi Trend Extended at Depth by 150 metres

The Rimpi Trend continues to show strong potential, plunging from surface shallowly northward.  Hole RIE-11-010B had five intercepts within the current resource envelope, with the best being 6.6 g/t gold over 10.0 metres true width at 800 metres depth.  These appear to be the same lenses that were intersected by hole RIE-11-019 (10.7 g/t gold over 3.8 m at 1,040 metres depth).  The RIE-11-019 intercept extends the Rimpi mineralization by approximately 150 metres below the deepest hole from previous drilling.

Additionally, hole RIE-11-012 intersected 4.8 g/t gold over 10.7 metres at approximately 865 metres depth, extending the mineralization roughly 50 metres northward.  These higher grade, deep intercepts are expected to contribute to increased mineral resources in the next reserve and resource statement.  It is possible that the Rimpi mineralization could have a significant impact on Kittila’s future production profile via a longer term expansion, likely involving a shaft.

Mine-site exploration expenditures at Kittila in 2012 are estimated to total $13.5 million.  Five drill rigs are currently operating, with a sixth expected to be added shortly.  The drilling focus remains on Rimpi and on demonstrating continuity of the mineralization at different depths with the goal of significantly increasing the resources to the north.

Hanhimaa Gold Project Optioned West of Kittila

In May 2012, Agnico-Eagle signed a Letter of Intent with an Australian company, Dragon Mining Limited (“Dragon”), to earn an interest in its Hanhimaa gold project, just 10 kilometres west of the Kittila mine operations.  The Company can earn up to a 70% interest in the project by spending approximately $12 million over six years.

The 360 square kilometre Hanhimaa property encompasses the north-south-trending Hanhimaa Shear Zone, which is parallel to the Kiistala Shear Zone that hosts the main deposits of the Kittila mine, as shown in the map below.

[Hanhimaa project location map]

AEM

Hanhimaa Project

Location Map

Dragon/AEM
claim reservation areas
Dragon/AEM
claimed areas
Hanhimaa
Agnico-Eagle
Properties
Kittilä Mine
Sirkka
Line
Kittilä
Finland
Highway
0
20
kilometres
Finnish Coordinate System KKJ Zone3

Dragon has completed 6,684 metres of diamond drilling on the Hanhimaa property, returning encouraging intercepts at the Kiimalaki prospect.  Some of the best results reported from this prospect included 11.7 metres core length grading 4.48 g/t gold, 7.5 metres core length grading 5.88 g/t gold, and 5.0 metres core length grading 5.96 g/t gold.

Limited drilling at the Kellolaki prospect, approximately two kilometres to the north, has yielded intercepts of 8.0 metres core length grading 1.95 g/t gold, and 8.6 metres core length grading 1.51 g/t gold.  Gold occurrences have also been identified at the Kiimakuusikko prospect, approximately four kilometres south of Kiimalaki.  (Source: Dragon press release dated May 25, 2012.  Readers should note that this exploration information has not been verified by Agnico-Eagle for disclosure compliance with National Instrument 43-101).

Once the final agreement is completed, Agnico-Eagle will begin to compile and verify the previous work on the property and take over as project manager.  Targets are ready for a new drill program, which will begin when the claim permits have been confirmed.

Mexico

La India Feasibility Underway and Exploration at Tarachi Zone

The La India project, located in Mexico’s Sonora State approximately 60 kilometres northwest of Agnico-Eagle’s Pinos Altos mine, was acquired in November 2011.

La India is being evaluated for its potential development as a low cost, open pit, heap leach operation.  The Company is working on a feasibility study, and is concurrently obtaining environmental permits, land rights, and engineering design for the project.  Work on access road improvements, site clearing, water supply development, communications, detailed engineering, and camp infrastructure is currently underway with the objective of enhancing the project development schedule and facilitating exploration in the area.

The focus of the exploration program this year is infill and condemnation drilling at the La India deposit, as well as resource expansion of the Tarachi deposit, approximately 10 kilometres to the north.

[La India & Tarachi Project Map]

AEM

La India & Tarachi Project

INDEX MAP
Project location
TARACHI
LA INDIA
RC-12-718
DDH-11-214
DDH-11-236
DDH-12-215
DDH-12-219
RC-12-710
Chipriona
Matarachi
Agnico-Eagle property
Exploration properties
Roads
Mineral resource outline
0
10
kilometres

La India Infill Drilling Adding Confidence to Resource

The Company’s recent infill drilling at La India has largely confirmed the grades and widths previously reported by the prior owner.  Selected results of the 2012 program by Agnico-Eagle are set out in the following table.

Significant recent exploration drill results, North zone of La India deposit

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
DDH-11-211	North zone	28.0	49.0	36	21.0	1.35	1.34
DDH-12-213	North zone	11.0	39.0	22	28.0	0.91	0.56
and		67.0	76.0	68	9.0	2.71	2.71
DDH-12-214	North zone	0	26.0	11	26.0	0.90	0.74
DDH-12-215	North zone	1.0	10.0	4	9.0	1.00	1.00
and		16.0	46.0	28	30.0	0.46	0.46
and		54.0	71.0	55	17.0	1.36	1.36
DDH-12-219	North zone	99.0	120.0	81	21.0	0.70	0.70
and		137.0	162.0	105	25.0	0.70	0.60
DDH-12-236	North zone	9.0	14.0	11	5.0	0.59	0.59
and		32.0	47.2	34	15.2	1.76	1.76
and		61.0	65.0	59	4.0	0.60	0.60
RC-12-710	North zone	10.7	32.0	15	21.3	1.11	0.71
RC-12-718	North zone	41.2	53.3	41	12.2	1.17	1.17
and		54.9	77.7	64	22.9	0.60	0.60

* Holes at the la India deposit use a capping level ranging from 2 to 15 g/t gold

[La India Project Map]

AEM

La India Project

DDH-11-211
RC-12-718
DDH-12-213
DDH-12-214
DDH-12-215
DDH-12-236
DDH-12-219
North Zone
RC-12-710
LA INDIA
Agnico-Eagle property
Mineral resource outline
Alteration outline
Significant current drillhole collars
0
2000
metres

The drilling is expected to result in a new resource and reserve estimate that will accompany the La India feasibility study, scheduled for completion by the end of 2012.  The Company plans to spend approximately $10.5 million on drilling at the La India property in 2012.

Tarachi — An Early-Stage But Promising Deposit

A 20,000-metre drill program is currently in progress on the Tarachi gold-bearing porphyry system.  Two diamond drill rigs and one reverse circulation rig have already completed 11,000 metres in 40 holes.  The drill results set out below have increased the known mineralization and are typical of the grades and thicknesses previously encountered at this recently discovered deposit.  The main objective in 2012 is to drill between the three resource envelopes that made up Tarachi’s 2011 resources and link them together into one envelope, thereby increasing the overall size of the deposit.

Significant recent exploration drill results, Tarachi project

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Core length (metres)	Gold grade (g/t) (uncut)
TA-12-004	Las Huejas	63.0	100.0	67	37.0	1.10
including		74.0	92.0	67	18.0	1.77
TA-12-005	Las Huejas	48.0	55.0	44	7.0	1.06
TAR-12-007	Llano Grande	15.2	44.2	33	29.0	0.68
TAR-12-014	El Llano	10.6	24.3	11	13.7	1.00
including		13.7	19.8	11	6.1	1.82

Gold grades reported as uncut.

[Tarachi Project Map]

Among the best intercepts from Tarachi are hole TA-12-004 which grades 1.1 g/t gold over 37.0 metres core length at 67 metres depth including 1.8 g/t gold over 18.0 metres core length, and hole TAR-12-014 which grades 1.8 g/t gold over 6.1 metres core length at 11 metres depth.

Most of the 58,000-hectare property surrounding La India remains underexplored.  While the La India and Tarachi deposits will be the main priorities in 2012, other parts of the property are being prospected and evaluated to determine the priority targets for future work.

The encouraging outlook for the La India project and the Tarachi exploration potential reinforce the growing importance of the Mexican operations as a key contributor to Agnico-Eagle’s operating and growth profile.

Creston Mascota Deposit Expanding

At Pinos Altos, the 2012 exploration program is budgeted at $5.8 million.  It’s main focus is on expanding the low-cost Creston Mascota satellite operation.

In 2011, conversion drilling increased the proven and probable gold reserves at Creston Mascota by approximately 75,000 ounces net of mining during the year (from 365,000 ounces to 440,000 ounces of gold), extending the Creston Mascota mine life by approximately two years to 2017.

Infill drilling in 2012 has found relatively higher grades on the eastern side of the pit outline.  The Bravo deposit, which may be a southward extension of the Creston Mascota deposit, will be explored this year as well.  Additionally, the recently discovered Veta Flor lens (approximately 500 metres west of Creston Mascota) could be an eastern branch of the nearby Cubiro deposit, displaced northward by faulting.  All three deposits have the potential to supply ore to the Creston Mascota heap leach operation.

Recent infill drill results from the eastern side of Creston Mascota are set out in the table below and are located on the Creston Mascota longitudinal section.

[Creston Mascota Project Map]

Creston Mascota Project

760 000 E
761 000 E
A'
Creston Mascota
Heap leach
Pit Design
Planned waste dump area
VC-12-036
VF-12-003
CM-12-371
CM-12-350
CM-12-377
CM-12-365
Camp
Veta Flor
Bravo
A
3 136 000 N
3 135 000 N
Mineral Reserve
Mineralized envelope
2012 planned open pit outline
Significant current drillhole pierce points
0
500
metres
Coordinate system: UTM NAD27 Z12

[Creston Mascota Longitudinal Section]

Significant recent Creston Mascota pit infill drilling results

Drill Hole	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*	Silver grade (g/t) (cut)*
CM-12-350	0.0	38.0	15	37.5	1.59	1.59	10.60
and	69.5	77.0	55	7.5	0.86	0.86	0.70
CM-12-365	2.6	9.0	5	6.4	2.04	1.89	53.42
including	3.2	4.1	3	0.9	4.52	4.52	117.00
and	22.6	24.1	23	1.5	1.92	1.78	11.20
CM-12-371	45.5	59.1	52	13.0	1.16	1.04	12.13
and	61.1	87.5	75	25.0	5.03	2.88	35.41
CM-12-377	14.0	29.0	23	13.0	2.16	2.16	18.27
and	69.5	74.0	69	4.5	0.40	0.40	7.44

* Holes at the Creston Mascota deposit use a capping level ranging from 9 to 20 g/t gold and 88 to 210 g/t silver.

Infill drill holes such as CM-12-350, -365, -371 and -377 returned higher grade than was expected on the east side of the Creston Mascota deposit and are within the pit outline.  Hole CM-12-350 intersected 37.5 metres estimated true width grading 1.6 g/t gold and 10.6

g/t silver at surface, while hole CM-12-365 intersected 1.9 g/t gold and 53.4 g/t silver over 6.4 metres estimated true width just below surface.  Hole CM-12-371 intersected 25.0 metres grading 2.9 g/t gold and 35.4 g/t silver at 75 metres depth, and CM-12-377 intersected 2.2 g/t gold and 18.3 g/t silver over 13.0 metres, at 23 metres below surface.

Veta Flor is located in an extensive structural corridor subparallel to the Cubiro vein zone.  The structural zone is characterized by breccias and stockworks of white and amethyst quartz.  The table below sets out intersections in the Veta Flor zone in 2012.

Significant recent exploration drill results, Veta Flor zone, Pinos Altos property

Drill Hole	From (metres)	To (metres)	Depth below surface (metres)	Core length (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*	Silver grade (g/t) (uncut)
VC-12-036	422.0	429.0	354	7.0	2.06	2.06	15.6
VF-12-003	301.0	307.2	263	6.2	3.27	3.27	41.7
including	305.2	307.2	265	2.0	7.43	7.43	93.5

*Holes at the Veta Flor zone use a capping level of 3.0 g/t gold.

To date, 2,500 metres of core drilling over six holes has tested the newly discovered structure for 600 metres along strike, with intercepts limited, so far, to levels of more than 250 metres below surface.  The most encouraging intercept from Veta Flor is from hole VF-12-003 that yielded 3.3 g/t gold and 41.7 g/t silver over 6.2 metres at a depth of 263 metres.

Lapa exploration budget increased

The original 2012 exploration budget of $2.1 million for the Lapa mine, located in northwestern Quebec, has been increased by a further $2.8 million.  The additional budget has been allocated to the exploration drift and infill drill program, with the goal of extending the mine’s life from 2015 by one or two years.  The budget now includes 28,600 metres of exploration drilling plus 637 metres of development work on the exploration drift.

The focus of the mine-site exploration program this year is to complete the eastern and western exploration drifts on Level 101 (approximately 1,000 metres depth), which provide a platform for exploring the Lapa/Zulapa gold corridor.  The program includes infill drilling to define several eastern resource blocks for future production.  Encouraging results in 2010 and 2011, as shown in the table below and on the longitudinal section for the Lapa mine, led to the current more aggressive exploration program.

Significant Lapa drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
LA10-98-19**	Contact	exploration	405.5	416.1	1,365	2.8	12.6	12.6
LA10-101-39	Zulapa	exploration	360.2	370.3	1,335	4.9	14.8	14.8
LA11-98-46	Contact	exploration	296.2	299.5	1,035	2.8	27.6	27.6
LA11-101-54A	Contact	exploration	574.4	577.6	1,282	2.8	9.3	9.3

*     Holes at the Contact zone use a capping factor of 135.0 g/t gold, and at the Zulapa zone use a capping factor of 75 g/t gold.

**  Hole LA10-98-19 previously reported in a Company news release dated April 28, 2011.

[Lapa longitudinal section]

AEM

Lapa Mine

Composite Longitudinal Section

West
East
0m
0m
Zulapa mine works
-500m
-500m
-1000m
-1000m
-1500m
-1500m
Exploration Drift Level 98
Exploration Drift Level 101
Planned
West Exploration Drift
Level 101
LA11-98-46
27.6 g/t Au / 2.8 m
LA11-101-54A
9.3 g/t Au / 2.8 m
LA10-101-39
14.8 g/t Au / 4.9 m
LA10-98-19
12.6 g/t Au / 2.8 m
Mineral Reserve
Mineral Resource
Overburden
Underground mineworkings
Mined out areas
2012 Exploration target areas
Significant current drillhole pierce points
Previously released drillhole pierce points
2012 Conversion program
metres
Coordinate System: UTM NAD83-Z18

Hole LA10-98-19 in the Contact zone returned 12.6 g/t gold over an estimated true width of 2.8 metres at 1,365 metres depth (previously reported in a news release dated April 28, 2011), while hole LA10-101-39 in the Zulapa zone reported 14.8 g/t gold over 4.9 metres at 1,335 metres depth, approximately 130 metres south of the Contact zone.  Farther to the east in the Contact zone, hole LA11-98-46 intersected 2.8 metres grading 27.6 g/t gold at 1,035 metres depth, and hole LA11-101-54A returned 9.3 g/t gold over 2.8 metres at 1,282 metres depth.

A total of 11,524 metres of exploration drilling was done in the mine and surrounding area at a cost of approximately $1.0 million from January through May 2012.  There has been 453 metres of exploration drift development in 2012 to the end of May at a cost of $1.21 million.

Goldex and La India Updates Expected in Third Quarter

The Company is planning to provide an update on its Goldex mine in northwestern Quebec in the third quarter of 2012.  A significant amount of investigation, monitoring and remediation work has been completed since the October 2011 suspension of production.

Additionally, Agnico-Eagle plans to provide an update on the La India project in Mexico regarding the planning and permitting work that has been underway since the November 2011 acquisition of Grayd Resources Corporation.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com

Detailed Mineral Reserve and Resource Data (as at December 31, 2011)

						Au
	Au	Ag	Cu	Zn	Pb	(000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Kittila (open pit)	3.86					40	319
Kittila (underground)	6.11					75	383
Kittila total proven	5.09					115	702
Lapa (underground)	6.45					217	1,044
LaRonde (underground)	2.60	43.02	0.28	2.04	0.23	445	5,331
Meadowbank (open pit)	1.49					92	1,931
Pinos Altos (open pit)	0.80	13.82				22	848
Pinos Altos (underground)	2.59	79.73				95	1,139
Pinos Altos total proven	1.83	51.59				117	1,987
Meliadine (Open Pit)	7.31					8	34
Subtotal Proven Mineral Reserve	2.80					994	11,029

Probable Mineral Reserve
Bousquet (Open Pit)	1.88					191	3,165
Kittila (open pit)	5.66					146	802
Kittila (underground)	4.63					4,916	33,060
Kittila total probable	4.65					5,062	33,862
Lapa (underground)	6.61					285	1,340
LaRonde (underground)	4.74	22.41	0.27	0.77	0.05	4,255	27,901
Meadowbank (open pit)	2.91					2,109	22,563
Meliadine (open pit)	5.80					987	5,292
Meliadine (underground)	8.20					1,882	7,142
Meliadine total probable	7.18					2,869	12,434
Pinos Altos (open pit)	1.68	37.51				1,059	19,599
Pinos Altos (underground)	2.38	76.02				1,927	25,193
Pinos Altos total probable	2.07	59.17				2,986	44,792
Subtotal Probable Mineral Reserve	3.78					17,757	146,057
Total Proven and Probable Mineral Reserves	3.71					18,750	157,086

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Goldex (Underground)	1.86					12,360
La India (Open Pit)	1.06					3,730
Total Measured Mineral Resource	1.67					16,090
Indicated Mineral Resource
Bousquet (open pit)	1.76					8,101
Bousquet (underground)	5.63					1,704
Bousquet total indicated	2.44					9,805
Ellison (underground)	5.68					415
Goldex (underground)	1.72					24,448
Kittila (underground)	2.46					12,978
Lapa (underground)	4.08					1,964
LaRonde (underground)	1.79	24.70	0.12	1.49	0.15	7,225
Meadowbank (open pit)	1.99					14,872
Meadowbank (underground)	4.85					2,341
Meadowbank total indicated	2.38					17,213
Meliadine (open pit)	3.14					6,049
Meliadine (underground)	4.96					6,572
Meliadine total indicated	4.09					12,621
Pinos Altos (open pit)	0.95	12.25				9,574
Pinos Altos (underground)	1.55	41.95				11,002
Pinos Altos total indicated	1.27	28.13				20,576
Swanson (open pit)	1.93					504
La India (open pit)	0.85					23,040
Tarachi (open pit)	0.57					21,456
La India/Tarachi total indicated	0.72					44,496
Total Indicated Mineral Resource	1.79					152,247
Total Measured & Indicated Mineral Resources	1.78					168,336

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet total inferred	4.04					4,567
Ellison (underground)	5.81					786
Goldex (underground)	1.59					31,081
Kittila (open pit)	3.87					276
Kittila (underground)	4.58					7,677
Kittila total inferred	4.55					7,953
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (Open Pit Zulapa)	2.79					496
Lapa (underground)	9.09					223
Lapa total inferred	4.74					719
LaRonde (underground)	3.68	11.59	0.26	0.44	0.05	11,400
Meadowbank (open pit)	3.03					1,532
Meadowbank (underground)	4.36					2,213
Meadowbank total inferred	3.81					3,745
Meliadine (open pit)	3.53					4,857
Meliadine (underground)	7.50					7,830
Meliadine total inferred	5.98					12,687
Pinos Altos (open pit)	0.88	18.47				20,159
Pinos Altos (underground)	2.22	51.17				2,954
Pinos Altos total inferred	1.05	22.65				23,113
La India (open pit)	0.80					19,730
Tarachi (open pit)	0.52					12,395
La India/Tarachi total inferred	0.69					32,125
Total Inferred Resource	2.30					131,216

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at June 26, 2012. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 15, 2012 were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23.00 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.05, 1.37 and 12.86, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis,  that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Reserve Development	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 4, 2010
Pinos Altos, La India, Mexico. Swanson, Quebec, Canada	Pinos Altos: Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group; La	Mine site: Dyane Duquette, P.Geo.; Regional: Manuel Padilla,Exploration Technical Manager	March 25, 2009

	India project: Matthew D. Gray, C.P.G., independent consultant; Tarachi project: Gary Giroux, P.Eng., independent consultant	for Mexico
Meadowbank, Nunavut, Canada	Elzear Belzile, Ing., Independent Consultant	Mine site: Marc Ruel, P.Geo., Corporate Director of Mine Geology & Grade Control; Regional: Denis Vaillaincourt, P.Geo., Exploration manager for Eastern Canada	February 15, 2012
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 19, 2011
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Richard Dubuc, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2011. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated February 15, 2012.

The contents of this press release have been prepared under the supervision of, and reviewed by, Alain Blackburn P.Eng., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.  The contents of the Detailed Mineral Reserve and Resource Data table have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Senior Vice-President Project Evaluations and a “Qualified Person” for the purposes of NI 43-101.

Appendix: Selected Drill Results, La India Property

Property	Target	Drill hole	East*	North*	Elevation	Azimuth	Dip (degrees)
La India	La India	DDH-11-211	705845	3179380	1605	90	-65
La India	La India	DDH-12-213	705800	3179250	1573	90	-70
La India	La India	DDH-12-214	705880	3179230	1596	90	-65
La India	La India	DDH-12-215	705838	3179200	1580	90	-65
La India	La India	DDH-12-219	705927	3179011	1600	90	-55
La India	La India	DDH-12-236	706166	3179120	1672	90	-70
La India	La India	RC-12-710	706328	3178498	1640	90	-65
La India	La India	RC-12-718	705800	3179400	1591	90	-75
La India	Tarachi	TA-12-004	700549	3185489	1380	349	-55
La India	Tarachi	TA-12-005	700357	3185736	1461	15	-60
La India	Tarachi	TAR-12-007	700085	3185757	1358	195	-45
La India	Tarachi	TAR-12-014	700259	3185261	1405	44	-69

* Drill hole collars on UTM Coordinate System UTM NAD27

Appendix: Selected Veta Flor Drill Results, Pinos Altos Property

Property	Target	Drill hole	East*	North*	Elevation	Azimuth	Dip (degrees)
Pinos Altos	Veta Flor	VC-12-036	759344.280	3136317.809	1563.905	40	-58
Pinos Altos	Veta Flor	VF-12-003	759537.784	3136235.671	1648.456	46	-65

* Drill hole collars on UTM Coordinate System UTM NAD27 Z12